EXHIBIT 99.3
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                SHAREHOLDER APPROVAL FOR TWO-FOR-ONE SHARE SPLIT
             CALGARY, ALBERTA - MAY 7, 2004 - FOR IMMEDIATE RELEASE

Shareholders of Canadian Natural Resources Limited ("Canadian Natural") approved by a large majority, a subdivision or "Share Split" of its issued and outstanding Common Shares on a two-for-one basis at the Corporation's Annual and Special Meeting held May 6, 2004. It is believed the Share Split will encourage greater market liquidity for the Company's Common Shares and provide opportunities for ownership of the Company's Common Shares by a wider group of investors.

The subdivision will be effected by issuing on or about May 28, 2004 to shareholders of record as of the close of business on Friday May 21, 2004 a certificate for one additional Common Share for every one Common Share held as of such record date.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.





For further information, please contact:

                    CANADIAN NATURAL RESOURCES LIMITED 2500,
                              855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

         TELEPHONE:     (403) 514-7777                           ALLAN P. MARKIN
                                                                        Chairman

         FACSIMILE:     (403) 517-7370                          JOHN G. LANGILLE
         EMAIL:         investor.relations@cnrl.com                    President
         WEBSITE:       www.cnrl.com
                                                                   STEVE W. LAUT
                                                         Chief Operating Officer
         TRADING SYMBOL - CNQ
         Toronto Stock Exchange                                  COREY B. BIEBER
         New York Stock Exchange                                        Director
                                                              Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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